        Exhibit (a)(1)(iv)
Form of Letter from the Company to Unitholders
in Connection with the Company’s Acceptance of Units
NORTH HAVEN PRIVATE INCOME FUND A LLC
1585 Broadway
New York, NY 10036
[DATE]
[UNITHOLDER NAME/ADDRESS]
Dear Unitholder:
This letter serves to inform you that North Haven Private Income Fund A LLC (the “Company”) has received and accepted for purchase your tender of Class I Units ("Units") in the Company as set forth below:

Accepted Class I Units	[ ]*
Offer to Purchase dated	August 9, 2024
Valuation Date	September 30, 2024
*Amount accepted will be increased to include the Class I Units issued pursuant to the DRIP with a record date prior to the Expiration Date for those unitholders that have elected to tender in full.

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Units in cash promptly after the determination of the net asset value per share as of September 30, 2024 (or a later date determined by the Company if the tender offer is extended) is finalized and promptly after the expiration of the offer. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering to fund the payment of your Units.

If you have any questions, please contact the Company at nhpif@seic.com or the Company’s Transfer Agent at State Street Bank and Trust Company, Attention: North Haven Private Income Fund A LLC 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171, Phone: 877-463-2189 Fax: 617-937-3051.

Sincerely,

North Haven Private Income Fund A LLC